FIVE-YEAR SUMMARY	Exhibit 99.1

(In Thousands, Except for Per share Amounts and Footnote Data)

Year Ended December 31	2009	2008	2007	2006	2005
Results of Operations
Net sales	$2,005,394	$2,467,115	$2,336,187	$2,368,506	$2,107,499
Costs and expenses	1,819,114	2,246,198	2,026,300	2,191,022	1,943,603

Operating profit	186,280	220,917	309,887	177,484	163,896
Interest and financing expenses	(24,584)	(38,175)	(38,332)	(43,964)	(41,971)
Other (expenses) income, net	(1,423)	601	6,264	(134)	1,513

Income before income taxes and equity in net income of unconsolidated investments	160,273	183,343	277,819	133,386	123,438
Income tax (benefit) expense	(7,028)	(6,539)	55,078	2,192	27,593

Income before equity in net income of unconsolidated investments	167,301	189,882	222,741	131,194	95,845
Equity in net income of unconsolidated investments (net of tax)	22,322	23,126	24,581	25,033	26,491

Net income	$189,623	$213,008	$247,322	$156,227	$122,336
Net income attributable to noncontrolling interests	(11,255)	(18,806)	(17,632)	(13,258)	(7,469)

Net income attributable to Albemarle Corporation	$178,368	$194,202	$229,690	$142,969	$114,867

Financial Position and Other Data
Total assets	$2,771,557	$2,872,717	$2,841,018	$2,530,368	$2,555,618
Operations:
Working capital	$678,823	$740,556	$650,521	$477,905	$451,746
Current ratio	2.92 to 1	2.69 to 1	2.57 to 1	1.99 to 1	2.07 to 1
Depreciation and amortization	$100,513	$111,685	$106,855	$112,950	$117,435
Capital expenditures	$100,786	$99,736	$98,740	$99,847	$70,080
Investments in joint ventures	$—	$103	$—	$96	$2,500
Acquisitions, net of cash acquired	$4,017	$63,960	$17,929	$25,970	$7,473
Research and development expenses	$60,918	$67,292	$62,691	$46,299	$41,675
Gross profit as a % of net sales	24.1	24.6	26.6	23.3	20.1
Total long-term debt	$812,713	$932,264	$723,938	$732,590	$833,453
Total equity(a)(d)	$1,253,318	$1,116,483	$1,332,666	$1,062,877	$967,352
Total long-term debt as a % of total capitalization (d)	39.3	45.5	35.2	40.8	46.3
Net debt as a % of total capitalization (b)(d)	27.6	36.8	29.2	33.9	43.1
Common Stock
Basic earnings per share(c)	$1.95	$2.12	$2.41	$1.51	$1.24
Shares used to compute basic earnings per share (c)	91,512	91,657	95,496	94,624	92,696
Diluted earnings per share(c)	$1.94	$2.09	$2.36	$1.47	$1.20
Shares used to compute diluted earnings per share (c)	92,046	92,741	97,396	97,136	95,495
Cash dividends declared per share	$0.50	$0.48	$0.42	$0.345	$0.31
Total equity per share (a)(d)	$13.70	$12.27	$14.07	$11.20	$10.35
Return on average total equity(d)	15.1%	15.9%	19.2%	14.1%	13.7%

Footnotes:

(a)	Equity reflects the repurchase of common shares amounting to: 2009—174,900; 2008—4,662,700; 2007—2,369,810; 2006—1,130,890 and 2005—0.
(b)

We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.

(c)

On January 1, 2009, we adopted new accounting guidance associated with share-based payment transactions considered to be participating securities. This guidance states that unvested share-based payment awards that contain nonforfeitable rights to dividends, such as certain of our restricted stock awards, are participating securities and therefore shall be included in the earnings per share calculation pursuant to the two class method. In addition, the guidance requires all prior-period earnings per share data to be adjusted retrospectively, and as a result, all prior period earnings per share data presented herein have been adjusted to conform to these provisions.

(d)

Effective January 1, 2009, we adopted new accounting guidance requiring noncontrolling interests to be separately presented as a component of equity. Prior years have been adjusted to conform to the new guidance.

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